SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2.
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Colfax Corporation
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
194014106
(CUSIP Number)
December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON Steven M. Rales
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,296,361
	6	SHARED VOTING POWER 769,388
	7	SOLE DISPOSITIVE POWER 11,296,361
	8	SHARED DISPOSITIVE POWER 769,388
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,065,749
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.71%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	The percentage reported is based on the 124,232,426 shares of Common Stock reported as outstanding in Colfax Corporation’s Form 10-Q filed on October 22, 2015.

Item 1(a)	Name of Issuer:
The name of the issuer is Colfax Corporation, a Delaware corporation (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:
The principal executive office of the Issuer is 420 National Business Parkway, 5th Floor, Annapolis Junction, MD 20701.

Item 2(a)	Name of Person Filing:
This Schedule is being filed by Steven M. Rales (the “Reporting Person”).

Item 2(b)	Address of Principal Business Office, or, if None, Residence:
The principal business address of the Reporting Person is 2200 Pennsylvania Avenue, NW Suite 800W, Washington, DC 20037.

Item 2(c)	Citizenship:
The Reporting Person is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:
This Schedule 13G/A relates to the common stock of the Issuer, par value $0.001 per share (the “Common Stock”).

Item 2(e)	CUSIP Number:
The CUSIP Number of the Common Stock is 194014106.

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
N/A

Item 4	Ownership.
As of December 31, 2015, the total number of shares of Common Stock beneficially owned by the Reporting Person is 12,065,749. 11,296,361 shares of Common Stock are held directly by the Reporting Person. 750,000 shares are held by Colfax Capital Corporation and 19,388 shares are held by Capital Yield Corporation. The Reporting Person is a 50% stockholder in each of Colfax Capital Corporation and Capital Yield Corporation.

(a)	Amount beneficially owned: 12,065,749

(b)	Percent of class: 9.71%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 11,296,361

(ii)	Shared power to vote or to direct the vote: 769,388

(iii)	Sole power to dispose or to direct the disposition of: 11,296,361

(iv)	Shared power to dispose or to direct the disposition of: 769,388

Item 5	Ownership of Five Percent or Less of a Class.
N/A

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
N/A

Item 8	Identification and Classification of Members of the Group.
N/A

Item 9	Notice of Dissolution of Group.
N/A

Item 10	Certifications.
N/A

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 16, 2016

By:	/s/ Steven M. Rales
Name:	Steven M. Rales